Exhibit (h)(3)

[Form of Tax Opinion]

212 373 3000

212 757 3990

www.paulweiss.com

April 1, 2016

PartnerRe Ltd.

90 Pitts Bay Road

Pembroke HM 08

Bermuda

Ladies and Gentlemen:

We have acted as U.S. federal income tax counsel to PartnerRe Ltd., a Bermuda exempted company (“PartnerRe”), in connection with the proposed exchange offer (the “Alternate Exchange Offer”) wherein PartnerRe (as the Surviving Company in the Merger described in the Agreement and Plan of Merger by and among EXOR N.V., Pillar Ltd., PartnerRe and solely with respect to Sections 4.01 to 4.05, 6.13 and Section 9.13 thereof, EXOR S.p.A., dated as of August 2, 2015 and amended as of August 31, 2015 (the “Merger Agreement”)), has offered to exchange each of its Series D Preferred, Series E Preferred and Series F Preferred shares (collectively, the “Surviving Company Preferred Shares”) for Series G Preferred, Series H Preferred and Series I Preferred shares, respectively (the “Alternate Exchange Securities”). The Alternate Exchange Offer is being offered pursuant to the materials delivered to the existing holders of the Surviving Company Preferred Shares (the “Alternate Exchange Offer Materials”) and offers the terms described in the Merger Agreement. All capitalized terms used herein have their respective meanings set forth in the Merger Agreement unless otherwise stated.

In rendering the opinion expressed herein, we have reviewed copies of the Merger Agreement. We also have made such other investigations of fact and law, including discussions with the U.S Internal Revenue Service (the “Service”), and have examined such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion expressed herein.1

In our examination of documents, we have assumed, with your consent, that: (i) all documents submitted to us are authentic originals, or if submitted as photocopies, that they faithfully reproduce the originals thereof; (ii) all such documents have been or will be duly executed to the extent required; (iii) all representations and statements set forth in such documents are true and correct; (iv) any representation or statement made as a belief or made “to the knowledge of,” or similarly qualified is correct and accurate without such qualification; and (v) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms.

This letter does not address all of the tax consequences of the Alternate Exchange Offer. In various other sections of this letter, for ease of understanding and as a stylistic matter, we might use language (such as “should” and “will”) that could suggest that a specific conclusion was reached at a particular level of comfort on an issue; this language should not be so construed.

I.	STATEMENT OF THE FACTS

A.	Background of Hostile Transaction

The Alternate Exchange Offer arose out of negotiations surrounding the proposed acquisition of PartnerRe. EXOR N.V. (the “Purchaser”) and EXOR S.p.A. (the “Parent”) signed the Merger Agreement with PartnerRe on August 2, 2015, after launching a successful hostile bid to purchase all outstanding common shares of PartnerRe. The Parent’s bid was in competition with a transaction that PartnerRe had already agreed to enter into with AXIS Capital Holdings Limited (“AXIS,” and such transaction, the “AXIS Transaction”). Accordingly, it was necessary for the Parent to obtain the support of PartnerRe’s board of directors (the “Board”) by showing that the Parent’s offer was a “superior proposal” as defined in the binding amalgamation agreement governing the AXIS Transaction (the “AXIS Agreement”). Over a period of approximately four months, the Parent revised its bid multiple times to make its bid more attractive to PartnerRe’s shareholders in an effort to cause the Board to recognize its bid as a superior proposal.

[1]	Unless otherwise indicated, all references to “Section” are to the Internal Revenue Code of 1986, as amended (the “Code”) and all references to “Treasury Regulations Section” or “Treas. Reg. §” are to U.S. Treasury Department Regulations, as most recently adopted or amended as of the date of this submission. Capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement.

During the bidding process, the Parent considered various means to offer enhanced terms to the Preferred Shareholders, who had not yet been offered anything by the terms of the AXIS Transaction. Bermuda law permits preferred shareholders to vote on a share for share basis with common shareholders on mergers. PartnerRe’s preferred shares (the “Existing Preferred Shares”) represented approximately 42% of the vote. Because of this, the Parent eventually determined that its bid needed to recognize the voting rights of the holders of the Existing Preferred Shares (the “Preferred Shareholders”). The Exchange Offer, as defined in the Merger Agreement, and the Alternate Exchange Offer were crafted to accommodate several concerns of the Preferred Shareholders in a manner consistent with the requirements of Bermuda law. The enhanced terms to be offered in the Exchange Offer and Alternate Exchange Offer provided the Preferred Shareholders with consideration in the transaction to help meet the “superior proposal” threshold that the Parent’s then-competing offer was required to meet to upset the AXIS Transaction.

On July, 7, 2015, the Parent sent a letter to PartnerRe in which it agreed to launch an exchange offer for the Existing Preferred Shares (the “Exchange Offer”) following closing of the Merger Agreement. Pursuant to the proposed Exchange Offer, Preferred Shareholders at the time of the Exchange Offer would be entitled to receive newly issued preferred securities (the “Exchange Securities”) with a 100 basis point increased dividend, call protection for no less than five years and a “dividend blocker” of five years of capital distribution limits (but that otherwise had identical terms to the Existing Preferred Shares). On July 15, 2015, PartnerRe and AXIS amended the AXIS Agreement to, among other things, match the Parent’s Exchange Offer.

During the course of negotiations, PartnerRe’s counsel raised the issue that the Exchange Securities might be fast-pay stock (discussed further below). The uncertainty surrounding the fast-pay issue and the consequences to shareholders of holding fast-pay stock created an untenable amount of risk for any Preferred Shareholders that would engage in the Exchange Offer. Therefore, AXIS’s exchange offer was subject to receipt of a ruling from the Service that the to-be-issued preferred shares were not fast-pay stock.

B.	The Alternate Exchange Offer and Cash Payment

On July 20, 2015, the Parent sent PartnerRe a letter extending the Parent Binding Offer and further enhancing the contractual terms for the benefit of the Preferred Shareholders, including a covenant that the Parent would use commercially reasonable efforts to obtain a Ruling2 from the Service before the closing of the Merger that the Exchange Securities do not constitute fast-pay stock, will not be part of a fast-pay arrangement, are not otherwise part of a “listed transaction” or did not give rise to certain disclosure obligations, and a covenant that if such a Ruling was not obtained from the Service before the closing, the Parent would commence the Alternate Exchange Offer, in

[2]	“Ruling” is defined in the Merger Agreement to also include a favorable pre-filing agreement or a closing agreement on these issues.

which the dividend increase provided for in the Exchange Offer would be removed, and, instead, the Preferred Shareholders would be entitled to receive a lump sum cash payment equal in the aggregate to approximately $42.7 million separately paid by the Parent to the record holders of preferred shares at the Effective Time (the “Cash Payment”), which payment was to be made at or as soon as reasonably practicable following the Effective Time.

The enhanced terms of the Exchange Offer, taken together, were apparently required for the Parent’s offer to be considered a “superior proposal,” as it was this form of the Parent Binding Offer that the Board finally approved. On August 2, 2015, the Parent and PartnerRe negotiated the final terms of the Merger.

C.	The Ruling Request

Shortly after entering into the Merger Agreement, PartnerRe submitted the Ruling Request asking the Service to rule that the Exchange Securities would not be fast-pay stock when issued or that the Exchange Offer would not be a fast-pay (or otherwise listed) transaction. The Service indicated it intended, contrary to the request, to rule that the new preferred shares to be issued in the Exchange Offer would be fast-pay stock. PartnerRe then requested that the Service consider entering into a closing agreement with PartnerRe that would, in effect, provide that PartnerRe’s shareholders had met any disclosure requirements arising out of the Exchange Offer. The Service indicated it would be unable to enter into such a closing agreement for procedural reasons. As a result, PartnerRe withdrew its Ruling Request and then EXOR and PartnerRe proceeded with the Alternate Exchange Offer and Cash Payment.

II.	APPLICABLE LAW

Fast-pay stock is defined in Treasury Regulation Section 1.7701(l)-3(b)(2) as stock structured such that dividends paid on the stock are economically “a return of the holder’s investment (as opposed to only a return on the holder’s investment).” Treas. Reg. § 1.7701(l)-3(b)(2)(i). Unless clearly demonstrated otherwise, stock is presumed to be fast-pay stock if either it is structured to have a dividend rate that is reasonably expected to decline, or it is issued for an amount that exceeds, by more than a de minimis amount, the amount at which the holder can be compelled to dispose of the stock. A fast-pay arrangement is defined in Treasury Regulation Section 1.7701(l)-3(b)(1) as any arrangement in which a corporation has fast-pay stock outstanding for any part of its taxable year.

The determination of whether stock is fast-pay stock is made when the stock is issued; stock that is not fast-pay stock when issued is re-tested when there is a “significant modification in the terms of the stock or the related agreements or a significant change in the relevant facts and circumstances.” Treas. Reg. § 1.7701(l)-3(b)(2)(ii). Relevant facts and circumstances include any related agreements such as options or forward contracts. Id. Related agreements include any direct or indirect agreement or understanding, oral or written, between the holder of the stock and the issuing corporation, or between the holder of the stock and one or more other shareholders in the corporation. Id.

The Treasury Regulations do not define, and there is no IRS guidance that interprets, what it means to be a “significant modification” for purposes of a fast-pay determination pursuant to Treasury Regulations Section 1.7701(l)-3(b)(2)(ii). Although not directly on point, the concept of “significant modification” is presented in an analogous context under Section 1001, for purposes of determining whether a change to an existing debt instrument constitutes an exchange for U.S. federal income tax purposes.3 Treasury Regulations promulgated under other Code Sections have looked to the Section 1001 Regulations to determine whether a change results in a significant or material modification or exchange in their respective contexts. See, e.g., Treas. Reg. § 1.860G-(b)(2) (looking to Section 1001 Regulations to define “significant modification” for REMIC purposes) and Temp. Treas. Reg. § 1.1471-2T(b)(2)(vi) (defining a “material modification” for FATCA purposes as a “significant modification” under Section 1001 Regulations).

Pursuant to the Section 1001 Regulations, a modification to a debt instrument results in an exchange if and only if it is a “significant modification.” Treas. Reg. § 1.1001-3(e)(b). A modification is a “significant modification” “only if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant.” Treas. Reg. § 1.1001-3(e)(1). The Regulations provide a safe harbor pursuant to which changes in yield of more than 25 basis points generally will be treated as significant modifications.

III.	ANALYSIS

A.	The Cash Payment will not create a “significant modification” in the Surviving Company Preferred Shares

The Cash Payment made to holders of Surviving Company Preferred Shares pursuant to the Merger Agreement did not result in a holder holding securities the terms of which have been “significantly modified.” As discussed above, there is no authority directly addressing what is a “significant modification” for purposes of the fast-pay regulations. In a different but analogous context, regulations under the debt instrument exchange rules describe what is a “significant modification” for purposes of determining whether an exchange of one debt obligation for another constitutes an exchange for tax purposes. Although the modification provided by the Cash Payment likely would be a “significant modification” under those analogous regulations (depending on assumptions as to the term to maturity of the Surviving Company Preferred Shares), we believe that the Cash Payment was economically additional

[3]

Treas. Reg. § 1.1001-3(b) (“For purposes of § 1.1001-1(a), a significant modification of a debt instrument, within the meaning of this section, results in an exchange of the original debt instrument for a modified debt instrument that differs materially either in kind of in extent. A modification that is not a significant modification is not an exchange for purposes of § 1.001-1(a).”).

consideration in the Merger. It was not a payment made from one group of shareholders (or from the corporation) to another group of shareholders in order to shift the composition of the capital of the corporation. Further, we do not believe there has been a change in relevant facts and circumstances, including by reason of the offering of the Alternate Exchange Offer, that would require retesting for fast-pay status.

B.	The Surviving Company Preferred Shares were not required to be tested for fast-pay status upon receipt of the Cash Payment

The Surviving Company Preferred Shares were not fast-pay when they were issued. The fast-pay regulations provide that stock that is not fast-pay when issued is examined for fast-pay status when there is a significant modification in the terms of the stock or the related agreements or a significant change in the relevant facts and circumstances. As discussed above, the Cash Payment did not result in a significant modification to the terms of the Surviving Company Preferred Shares or related agreements, and neither it nor the existence of the Alternate Exchange Offer constituted a significant change in the relevant facts and circumstances. Therefore, the Surviving Company Preferred Shares were not to be tested for fast-pay status when the Cash Payment was made.

C.	Risk of fast-pay determination and participating in a fast-pay arrangement

Although we believe that the Surviving Company Preferred Shares were not subject to a new fast-pay examination when the Cash Payment was made, opinions of counsel are not binding on the Service and there is no guarantee that the Service will agree with our opinion. Based on conversations we have had with the Service regarding the Exchange Offer in which they indicated that the presumption set out in the definition of fast-pay stock in the Regulations was to be applied mechanically, we believe that, if the Service were to challenge successfully our position that the Surviving Company Preferred Shares are not subject to a fast-pay examination, it likely would take the position that the Surviving Company Preferred Shares constituted fast-pay stock when the Cash Payment was made.

If the Service does challenge the Surviving Company Preferred Shares as fast-pay stock and is successful in its challenge, all U.S. holders of preferred shares who received the Cash Payment will be required under applicable Treasury Regulations to file a disclosure statement (IRS Form 8886 or successor form) with their U.S. federal income tax returns identifying their participation in a prohibited tax shelter transaction and to mail a copy of such form to the IRS Office of Tax Shelter Analysis. Failure to comply with these disclosure requirements may result in onerous penalties.

IV.	OPINION

Based upon and subject to the foregoing, and in consideration of all the facts and circumstances, we are of the opinion that the Surviving Company Preferred Shares will not be fast-pay stock following the consummation of the Merger and before the consummation of the Alternate Exchange Offer.

This opinion is given as of the date hereof and is based on various Code provisions, Treasury Regulations promulgated under the Code and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Further, any variation or difference in the facts from those set forth in the Merger Agreement and the Alternate Exchange Offer Materials may affect the conclusions stated herein.

We express no opinion as to any federal income tax issue or other matter except that set forth above. By rendering this opinion, we do not undertake to advise you with respect to any other matter or of any change in such laws or facts or in the interpretations of such laws which may occur after the date hereof.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP